                                                                    EXHIBIT 12.1

                            PAINE WEBBER GROUP INC.
 COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
                                   DIVIDENDS
                           (IN THOUSANDS OF DOLLARS)




                                                                        Years Ended December 31,
                                                ---------------------------------------------------------------------
                                                   1993           1992           1991          1990           1989
                                                ----------     ----------     ----------    ----------     ----------
Income (loss) before taxes                      $  407,576     $  339,115     $  226,247    $ (102,633)    $   82,568
                                                ----------     ----------     ----------    ----------     ----------

Preferred stock dividends                            5,828         27,789         34,732        23,174         37,564
                                                ----------     ----------     ----------    ----------     ----------

Fixed charges:

   Interest                                      1,130,712        879,242      1,056,124     1,242,151      1,198,640

   Interest factor in rents                         50,133         45,962        43,804         42,223         40,360
                                                ----------     ----------     ----------    ----------     ----------

   Total fixed charges                           1,180,845        925,204      1,099,928     1,284,374      1,239,000
                                                ----------     ----------     ----------    ----------     ----------

   Total fixed charges and preferred
      stock dividends                            1,186,673        952,993      1,134,660     1,307,548      1,276,564
                                                ----------     ----------     ----------    ----------     ----------

Income before taxes and fixed charges           $1,588,421     $1,264,319     $1,326,175    $1,181,741     $1,321,568
                                                ==========     ==========     ==========    ==========     ==========

Ratio of earnings to fixed charges
and preferred stock dividends                          1.3            1.3            1.2          -   **          1.0
                                                ==========     ==========     ==========    ==========     ==========



For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends (tax effected), "earnings" consist of income (loss) before taxes and fixed charges. "Fixed charges" consist of interest expense incurred on securities sold under agreements to repurchase, short-term borrowings, long-term borrowings and that portion of rental expense estimated to be representative of the interest factor.


** Earnings were inadequate to cover fixed charges and would have had to increase approximately $125,807 in order to cover the deficiency.